TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	451,724
Receivable from affiliate, net		56,578
Prepaid expenses and other assets		38,448
Furniture		8,065
Less: Accumulated depreciation		(2,688)
Net fixed assets		5,377
Total assets	$	552,127
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	71,274
Total liabilities		71,274
Commitments and contingencies (Note 5)		
Partners' capital		480,853
Total liabilities & partners' capital	$	552,127

The accompanying notes are an integral part of this statement of financial condition.